UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 31, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 31 July 2025 entitled ‘Director/PDMR Shareholding’.

31 July 2025

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on the satisfaction of the performance conditions approved by the Remuneration Committee unless otherwise noted and/or continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,878,659
		GBP 0.833684	885,183
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 1,878,659 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  885,183 Ordinary shares
Aggregated price of shares sold: GBP 737,962.90

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction
Vesting of conditional award of shares some which were subject to performance conditions and some of which were retention shares under the Global Incentive Plan.
Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	1,376,078
		GBP 0.833684	648,378
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 1,376,078 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold:  648,378 Ordinary shares
Aggregated price of shares sold: GBP 540,542.36

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	833,801
		GBP 0.833684	392,869
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 833,801 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 392,869 Ordinary shares
Aggregated price of shares sold: GBP 327,528.60

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	236,327
d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 236,327 Ordinary shares Aggregated price of shares acquired: GBP nil
e)	Date of the transaction	2025-07-28
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction
Vesting of conditional award of shares some which were subject to performance conditions and some of which were retention shares under the Global Incentive Plan.
Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	284,796
		GBP 0.833684	134,191
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 284,796 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 134,191 Ordinary shares
Aggregated price of shares sold: GBP 111,872.89

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	625,351
		GBP 0.833684	294,652
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 625,351 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 294,652 Ordinary shares
Aggregated price of shares sold: GBP 245,646.66

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction
Vesting of conditional award of shares some which were subject to performance conditions and some of which were retention shares under the Global Incentive Plan.
Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	325,897
		GBP 0.833684	137,016
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 325,897 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 137,016 Ordinary shares
Aggregated price of shares sold: GBP 114,228.05

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional award of shares subject to performance conditions under the Global Incentive Plan. Sale of shares on the London Stock Exchange to satisfy tax withholding obligations.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	764,318
		GBP 0.833684	360,130
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 764,318 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 360,130 Ordinary shares
Aggregated price of shares sold: GBP 300,234.62

e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

Sale of shares

The below person discharging managerial responsibilities sold shares in the Company on 28 July 2025.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.83544	678,400
d)	Aggregated information: volume, Price	Aggregated volume: 678,400 Ordinary shares Aggregated price: GBP 566,762.50
e)	Date of the transaction	2025-07-28
f)	Place of the transaction	London Stock Exchange (XLON)

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 340 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 88 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 31, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary